June 14, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)

Amendment No. 1 to Registration Statement on Form F-1

Filed May 26, 2022

File No. 333-263755

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 9, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form F-1 filed May 26, 2022

General

1.	Please revise your filing, as applicable, to provide disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the staff in May 2022.

Response: We respectfully advise the Staff that as at the date of this response letter, to the best knowledge of the Company, we do not have any direct business or contracts with any Russian entity, and we do not have any knowledge whether any our customers have any direct business or contracts with any Russian entity. We have added the relevant disclosures on pages  33, 36, 39, and 99 of the Revised F-1.

Prospectus Summary, page 2

2.	You state that references to the “PRC” or “China” refer to the “People’s Republic of China, excluding for the purposes of this prospectus only, Taiwan, Hong Kong and Macau.” Revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly. If you do not revise the definition of the PRC or China, ensure that disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies available on our website.

Response: We respectfully advise the Staff that we have revised the relevant disclosure on page 2 of the Revised F-1 and other parts of the Revised F-1.

PRC Approvals, page 6

3.	We note your response to prior comment 6. Regarding the disclosure on page 6 about the CSRC and the reference to “except as disclosed in the registration statement” on page 3 of exhibit 5.3 concerning the CSRC, please tell us with specificity where the exceptions are disclosed in the registration statement.

Response: We respectfully advise the Staff that L&L-Leaven has amended their opinion with respect to certain PRC Legal Matters and have re-filed exhibit 5.3.

Organizational Structure and Cash Flow, page 8

4.	We note your response to prior comment 4. Please tell us why the disclosure on page 8 of this amendment refers to an aggregate intra-group cash flow of:

●	$12,524,842 from TW YMA to Dongguan YMA for the year ended December 31, 2020 whereas the disclosure on page 8 of your Form F-1 filed on March 21, 2022 referred to an aggregate intra-group cash flow of $12,524,842 from Dongguan YMA to TW YMA for the year ended December 31, 2020;

●	$5,931,855 from TW YMA to Dongguan Forwell for the year ended December 31, 2020 whereas the disclosure on page 8 of your Form F-1 filed on March 21, 2022 referred to an aggregate intra-group cash flow of $1,496,603 from Dongguan Forwell to TW YMA for the year ended December 31, 2020;

●	$3,097,920 from Dongguan YMA to TW YMA for the year ended December 31, 2020 whereas the disclosure on page 8 of your Form F-1 filed on March 21, 2022 referred to an aggregate intra-group cash flow of $3,097,920 from TW-YMA to Dongguan YMA for the year ended December 31, 2020; and

●	$469,711 from Dongguan Forwell to TW YMA for the year ended December 31, 2020 whereas the disclosure on page 8 of your Form F-1 filed on March 21, 2022 referred to an aggregate intra-group cash flow of $469,711 from TW YMA to Dongguan Forwell for the year ended December 31, 2020.

Response: We respectfully advise the Staff that the cash flow directions stated in the F-1 filed on March 21, 2022 for the four bullet points above were inadvertently disclosed incorrectly, and the cash flow directions for the four bullet points above were accurately disclosed in the F-1 filed on May 26, 2022. In addition, we have revised the aggregate intra-group cash flows table on page 8 of the Revised F-1.

Risk Factors, page 13

5.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Response: We respectfully advise the Staff that there is no new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine on the Company, and thus, we have not taken actions to mitigate such potential cyberattacks save except for maintaining a backup computer server in Taichung, Taiwan, to mitigate any potential cyberattacks. We have added the relevant disclosure on page 33 of the Revised F-1 and other parts of the Revised F-1.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 62

6.	You disclose that the recent shortage of shipping containers and delays in international shipments delayed your shipment of inventories to your customers as scheduled, which resulted in a significant increase in the amount of inventories from $11,699,660 as of December 31, 2020, to $23,010,057 as of December 31, 2021. Please address the following:

●	Quantify the amount of inventory your company is holding due to the delays in international shipments to customers.
●	We note on page F-20, $16,099,224 of inventory is categorized as Work in Progress. Please explain how the shortage of shipping containers for shipments to customers, has resulted in Work in Progress inventories rather than Finished Goods.

Response: We respectfully advise the Staff that (i) among our inventories for the fiscal year ended December 31, 2021, Finished Goods in the amount of $1,046,478 and Work in Progress in the amount of $2,579,404 were not shipped out due to the delays in international shipments to customers, and thus, they were recognized as sales during the first four months of 2022. Those amounts were determined based on the confirmed orders from the customers with anticipated shipment by or before December 31,2021. The remaining increase in inventories of $7,684,515 mainly represents increase in demands from the customers with scheduled shipment through December 2022. We have added the relevant disclosure on page 62 of the Revised F-1 and other parts of the Revised F-1; and (ii) as the production lead time is on average approximately three to four months and we are required to wait until the products are inspected by our customers’ quality control process before we can paint, assemble, generate a barcode for the products, and package the products, after which, we can then classify these products as Finished Goods. Our customer’s quality control process will not inspect our Work in Progress inventories if they are unable to secure the shipping containers for shipment. As a result, we respectfully submit that a shortage of shipping containers for shipments to customers affects the classification of Work in Progress inventories and Finished Goods.

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Exhibits

7.	We note your response to prior comment 8. Please address the following items:

●	Please have counsel revise its opinion filed as exhibit 5.1 to consent to the reference to the firm in the risk factor on pages 46-47 and under the heading “Enforceability of Civil Liabilities.”

●	Please have counsel revise its opinion filed as exhibit 5.4 to consent to the reference to the firm in the risk factor on pages 46-47 and under the heading “Enforceability of Civil Liabilities.”

Response: We respectfully advise that the Cayman counsel and Taiwan counsel have revised their respective opinion in exhibit 5.1 and exhibit 5.4 accordingly. We respectfully submit that Lee and Li, Attorneys-at-Law, was not referenced in the risk factor on pages 46-47 of the Registration Statement.

Please contact the undersigned at +852 3923 1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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